Filed by Nuveen Build America Bond Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Build America Bond Opportunity Fund

Commission File No. 811-22425

Hi, this is Dan Close, Portfolio Manager of the Nuveen Build America Bond Opportunity Fund.

I’m calling to ask for your vote on the merger of your fund into the Nuveen Build America Bond Fund at the Annual Meeting of Shareholders on September 18, 2018. If approved, the combined fund will have a perpetual mandate and the ability to invest more broadly in taxable municipal securities.

As one of our valued shareholders, your participation in this vote is needed. You should have received materials related to the annual meeting which included instructions on how to easily vote your shares by mail, over the phone or online.

If you do not have your materials, you can vote by calling our proxy agent services line, toll free at 1-866-963-5818.

We greatly appreciate your time and your investment in Nuveen Closed-End Funds.